EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

July 3, 2012	No. 12-06

Avalon Buys Out Thor Lake NSR Royalty

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has bought out the 3% Calabras/Lutoda Net Smelter Return (“NSR”) royalty on its Thor Lake property for a cash payment of CAD$2.0 million. The Thor Lake property (the “Property”) encompasses the Company’s flagship Nechalacho Rare Earth Elements Deposit.

The 3% Calabras/Lutoda NSR was one of two NSR royalties on the Property that the Company inherited when it acquired title to the Property in 2005.  Avalon has the contractual right to buy out the remaining 2.5% royalty on the basis of a fixed formula, which currently approximates CAD$1.3 million and which will increase at a rate equal to the Canadian prime rate until that royalty is also bought out.

Don Bubar, Avalon’s President and CEO commented, “Acquiring this royalty interest is an important step in the development of our Nechalacho Deposit. Our ability to move this project forward without the uncertainty of a royalty burden has long been part of our development model and we are pleased that we were able to conclude this agreement with the royalty holders on favourable terms.”

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,611,986. Cash resources: approximately $41 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.